Vireo Health International, Inc.

1330 Lagoon Avenue, 5th Floor

Minneapolis, MN 55408

J. Michael Schroeder

D 402.639.6110

michaelschroeder@vireohealth.com

January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Vireo Health International, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed December 22, 2020 File No. 000-56225

Ladies and Gentlemen:

I am submitting this letter on behalf of Vireo Health International, Inc. (the “Company”) in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated January 3, 2021 (the “Staff Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form 10-12G (File No. 000-56225) (the “Amendment No. 1”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects changes made in response to the Staff Letter and certain other changes. We understand the Staff is working remotely at this time given the continuing COVID-19 pandemic, and we, therefore, have not mailed to the Commission’s offices any copies of this response letter or marked copies of Amendment No. 2 showing all changes from the Amendment No. 1. Nevertheless, should you desire for us to do so, please advise.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 10-12G filed December 22, 2020

Item 1. Business

Background, page 6

1.

We note your revised disclosure on page 6 indicating that you expect to open one additional dispensary in Maryland during the first quarter of 2021 and, subject to regulatory approval, one dispensary in Maryland during 2021. Please update your disclosure to clarify whether these are 2 separate dispensaries or references to the same dispensary.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of Amendment No. 2 to clarify that the Company has one dispensary that, subject to regulatory approval, it expects to open in Maryland during 2021.

2.	We note your response to prior comment 2 and updated disclosure. Please revise your disclosure to briefly discuss the nature of the affiliation between you and Dorchester Management, LLC.

RESPONSE: In response to the Staff’s comment, the Company has supplemented its disclosure on page 7 of Amendment No. 2 to clarify its relationship with Dorchester Management, LLC.

Securities and Exchange Commission

January 19, 2021

General Development of the Business, page 8

3.	We note your response to prior comment 4 and updated disclosures that you are seeking to develop intellectual property complementary to your mission. We further note that you continue to state that your intellectual property operations provide a path to long-term value creation. Please update your disclosures to discuss any material steps you have taken to develop this aspect of your business, or alternatively, clearly disclose that you have not yet taken any material steps.

RESPONSE: In response to the Staff’s comment, the Company has updated its disclosures on pages 8 and 65 in Amendment No. 2 to discuss the material steps it has taken regarding its intellectual property.

Recent Acquisitions, page 9

4.

We note your revised disclosure indicating that you agreed to purchase Mayflower Botanicals, Inc. for an aggregate purchase price of $10M. We further note your disclosure indicating that you delivered $1.025M in cash and shares valued at $12.888M at the closing of the transaction. Please update your disclosure to discuss why you paid additional consideration at closing beyond the agreed-upon purchase price of $10M.

For each of the Mayflower Botanicals, Inc. acquisition and the other acquisitions described in this subsection, please revise your disclosure to clarify whether you have any ongoing obligations related to each acquisition, including contingent payment obligations.

RESPONSE: In response to the Staff’s comment, the Company has updated its disclosure on page 9 of Amendment No. 2 to clarify that the additional consideration was due to the conversion rate of the convertible notes issuable in the transaction, which notes were immediately converted to their cash value at close. It has also indicated on page 9 that it has no ongoing obligations related to any of its recent acquisitions.

5.

We note your response to prior comment 9 and updated disclosure. We further note your disclosure elsewhere in the registration statement that the Nevada Cannabis Compliance Board has approved the transfer of MJ Distributing P132, LLC and MJ Distributing C201, LLC to one of your subsidiaries. Please update your disclosure to briefly discuss how the Nevada Cannabis Compliance Board's approval of the transfer will impact the Nevada Department of Taxation's potential approval.

RESPONSE: In response to the Staff’s comment, the Company has updated its disclosure on page 10 of Amendment No. 2 to clarify the approvals that were required for the transfer of MJ Distributing P132, LLC and MJ Distributing C201, LLC and to note that the transfers occurred on January 5, 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Summary of Significant Accounting

Policies, page 82

6.

As requested in comment 22, please expand your disclosures for the critical estimates used in preparing the consolidated financial statements to provide the disclosures in Section 501.14 of the Financial Reporting Codification. These disclosures should clearly explain what the critical estimate is; the uncertainties associated with the critical estimate; the methods and assumptions used to make the critical estimate, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please ensure you address the following:

•	Provide your specific assumptions and estimates used to calculate net realizable value for inventory along with the specific facts and circumstances that led to net realizable value falling below the carrying value. In this regard, non-recurring operational expenses and operational inefficiencies are uninformative and could apply to any marijuana company. Refer to prior comment 29 and ASC 330-10-50-6 and ASC 275-10-50 for guidance.

•	For the amount of goodwill remaining subsequent to the impairment charge for each reporting unit, disclose the specific facts and circumstances that could reasonably occur and result in a change in the assumptions used to estimate the fair value of the reporting unit and result in the recognition of an additional material impairment charge. In this regard, the reporting units now have zero headroom, so a material change in the assumptions would materially impact your consolidated financial statements. Refer to the second bullet to prior comment 30 and Sections 216, 501.02, and 501.12.b.3 of the Financial Reporting Codification for guidance.

Securities and Exchange Commission

January 19, 2021

RESPONSE: In response to, and in accordance with, the Staff’s comment, the Company has updated its disclosures beginning on page 83 of Amendment No. 2 to expand its disclosures for the critical estimates used in preparing the consolidated financial statements.

  Item 11. Description of the Registrant's Securities to be Registered, page 101

7.	Please revise your disclosure in this section to discuss the material terms of the Coattail Agreement dated March 18, 2019 filed as Exhibit 4.1 to your registration statement.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 114 to discuss the material terms of the Coattail Agreement dated March 18, 2019.

Consolidated Statements of Net Loss and Comprehensive Loss, page F-3

8.	We note your response to comment 26. Please also revise your annual financial statements to address the capitalization of depreciation cost into inventory and excluding non-cash expenses from net loss on the cash flows statements.

RESPONSE: In response to the Staff’s comment, the Company has updated its disclosure on page F-3 of Amendment No. 2 to revise its annual financial statements to address the capitalization of depreciation cost into inventory and exclude non-cash expenses from net loss on the cash flows statement.

2. Summary of Significant Accounting Policies

Net loss per share, page F-10

9.	We note your response to comment 27. Please also provide the expanded disclosures requested for number of shares, by type of potentially dilutive security, that could potentially dilute earnings per share in the future in your annual financial statements.

RESPONSE: In response to the Staff’s comment, the Company has expanded its disclosure on page F-10 of Amendment No. 2 to include its anti-dilutive shares outstanding in its annual financial statements.

Unaudited Pro Forma Combined Financial Statements, page F-79

10.	Please expand your presentation to include the pending sales of Pennsylvania Dispensary Solutions, LLC and Ohio Medical Solutions, Inc. to allow investors to better understand the impact of the sale of these businesses on your results of operations and financial position in accordance with Item 303 of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company notes that the Commission’s recent amendments to the various rules on financial disclosures related to acquired and disposed businesses adopted in its Final Release No. 33-10786 became effective January 1, 2021. Article 11 of Regulation S-X, as amended, specifies when an issuer must present pro forma financial information for significant acquisitions or dispositions. Recently amended Rule 11-01(a) of Regulation S-X provides, in part, “Pro forma financial information must be filed when…the disposition of a significant portion of a business…by sale… has occurred or is probable and such disposition is not fully reflected in the financial statements of the registrant included in the filing.” Recently amended Rule 11-01(b) provides that, “The business…disposition will be considered significant if the business disposition…meets the definition of a significant subsidiary in Rule 1-02(w)(1), substituting 20% for 10% each place it appears therein.”

Rule 1-02(w) was also amended by the Commission in accordance with Final Release No. 33-10786 and defines a significant subsidiary as one that meets any of the investment, asset or income tests as outlined in the rule. As noted above, in each instance, an issuer is to substitute 20% for the 10% thresholds appearing in the rule.

In accordance with Rule 11-01(b), amounts that are derived from the registrant’s financial statements are to be derived from the registrant’s most recent annual consolidated financial statements required to be filed at or prior to the date of disposition and the disposed business’ pre-disposition financial statements for the same fiscal year as the registrant. In the Company’s case, it has used its audited financial information for its fiscal year ended December 31, 2019 and the standalone financial statements for each of Pennsylvania Dispensary Solutions, LLC and Ohio Medical Solutions, LLC as of December 31, 2019.

In accordance with the SEC’s new rules summarized above, the Company conducted significance tests for the disposition of Pennsylvania Dispensary Solutions, LLC and the pending disposition of Ohio Medical Solutions, LLC, each as reflected below, and concluded it was not required to prepare pro forma financial statements for either disposition.

Securities and Exchange Commission

January 19, 2021

Pennsylvania Dispensary Solutions, LLC

For Pennsylvania Dispensary Solutions, LLC, the significance calculations were as follows: Investment Test – 6%; Asset Test – 3%; and Income Tests – both 1%. These calculations are presented below.

Securities and Exchange Commission

January 19, 2021

Ohio Medical Solutions, LLC

For Ohio Medical Solutions, LLC, the significance calculations were as follows: Investment Test – 1%; Asset Test – 6%; and Income Tests – 2% and 0%. These calculations are presented below.

Thank you for your consideration of our response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Very truly yours,

/s/ J. Michael Schroeder
J. Michael Schroeder

cc:	Kyle E. Kingsley, Chief Executive Officer Vireo Health International, Inc.